50 10/18/04

AA 10-18-2004

04013460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 (MM/DD/YY) AND ENDING 06/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HPC CAPITAL MANAGEMENT CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 MANSELL COURT EAST SUITE 550
(No. and Street)

ROSWELL (City) GEORGIA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL T. MANNION JR (770) 992-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRIPP CHAFIN + CAUSEY LLC
(Name – *if individual, state last, first, middle name*)

1225 JOHNSON FERRY ROAD STE 200 (Address) MARIETTA (City) GA (State) 30068 (Zip Code)

SEC MAIL RECEIVED PROCESSING
OCT 0 7 2004
WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Mannion Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HPC Capital Management, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

Notary Public, Gwinnett County, Georgia
My Commission Expires Aug 29 2006
[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BY CERTIFIED MAIL 7001 2510 0001 2823 3247

NASD

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 7 2004
WASH, D.C.
185

September 23, 2004

(BD# 104034)

Mr. Paul Mannion
HPC Capital Management, Inc.
200 Mansell Court East, Suite 550
Roswell, GA 30076

Dear Mr. Mannion:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. The Oath or Affirmation on the reverse of the Facing Page (Form X-17A-5 Part III) should have been manually signed and notarized but was blank in the signature and notary areas.

   (Please re-submit with an original manually signed and notarized facing page. See SEC Rule 17a-5(e)(2))

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by October 7, 2004. Questions may be addressed to David Ogle, Special Investigator at (404) 239-6132.

Sincerely,

R. Scott DeArmey
Supervisor of Examiners

dlo

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. John Mahoney, Branch Chief - Securities and Exchange Commission, Miami
Tripp, Chafin & Causey, LLC – Certified Public Accountant

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30,2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organization, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tripp, Chafin & Causey, LLC

Tripp, Chafin & Causey, LLC
Marietta, Georgia
August 20, 2004

HPC Capital Management, Inc.
Financial Statements
June 30, 2004 and 2003

TC &C TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
HPC Capital Management, Inc.

We have audited the accompanying statement of financial condition of HPC Capital Management, Inc. as of June 30, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of HPC Capital Management, Inc. as of June 30, 2003, were audited by other auditors whose report dated August 25, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of HPC Capital Management, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marietta, Georgia
August 20, 2004

Tripp, Chafin & Causey, LLC

HPC Capital Management, Inc.
Statements of Financial Condition
June 30, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 79,107	$ 320,632
Receivables:		
Stock receivable	--	10,625
Advances to officers	212,677	121,519
Accrued interest, advances to officers	4,014	3,649
Advances to employee	--	2,000
Other	--	3,438
	216,691	141,231
Securities owned	51,840	17,765
Prepaid and other	5,500	8,187
Equipment, net of depreciation of $896 and $59, respectively	5,977	4,914
Deposits	4,290	4,290
Total Assets	$ 363,405	$ 497,019

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities		
Accrued expenses	$ 26,097	$ 32,312
Accrued salaries	33,600	176,175
Total Liabilities	59,697	208,487
Commitments and contingencies		
Stockholders' Equity		
Common stock, $1.00 par value; 100,000,000 shares authorized, 120,000 issued and outstanding	120,000	120,000
Additional paid-in capital	245,445	245,445
Accumulated deficit	(61,737)	(76,913)
Total Stockholders' Equity	303,708	288,532
Total Liabilities and Stockholders' Equity	$ 363,405	$ 497,019

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Operations
for the years ended
June 30, 2004 and 2003

	2004	2003
Revenues		
Investment banking fees	$ 2,314,349	$ 1,102,717
Trading gains, net	93,027	20,499
Total Revenues	2,407,376	1,123,216
Operating Expenses		
Advertising	--	1,000
Clearing costs	2,152	191
Depreciation	837	59
General and administrative	23,671	48,121
Employee compensation and benefits	2,214,441	890,976
Fidelity bond	688	622
Professional fees	68,398	22,500
Regulatory fees	2,000	2,453
Occupancy	53,630	28,971
Communications and data processing	30,372	25,531
Total Operating Expenses	2,396,189	1,020,424
Income from Operations	11,187	102,792
Other Income (Expense)		
Interest income	4,101	3,648
Interest expense	(112)	(4)
	3,989	3,644
Net income and comprehensive net income	$ 15,176	$ 106,436

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Changes in Stockholders' Equity
for the years ended
June 30, 2004 and 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2002	120,000	$ 120,000	$ 245,445	$ (183,349)	$ 182,096
Net income	--	--	--	106,436	106,436
Balance, June 30, 2003	120,000	120,000	245,445	(76,913)	288,532
Net income	--	--	--	15,176	15,176
Balance, June 30,2004	120,000	$ 120,000	$ 245,445	$ (61,737)	$ 303,708

The accompanying notes are an integral part of these financial statements.

HPC Capital Management, Inc.
Statements of Cash Flows
for the years ended
June 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net income	$ 15,176	$ 106,436
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	837	59
Unrealized gains on securities held	--	(9,690)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accrued interest, advances to officers	(365)	(3,649)
Prepaid expenses and other	2,687	(8,187)
Other receivables	14,063	(3,437)
Securities owned, net	(34,075)	16,550
Deposits	--	(4,290)
Increase (decrease) in:		
Accrued expenses	(6,215)	24,561
Accrued wages	(142,575)	160,650
Net Cash Provided by (Used In) Operating Activities	(150,467)	279,003
Cash Flows from Investing Activities:		
Purchase of equipment	(1,900)	(4,973)
Net Cash Used in Investing Activities	(1,900)	(4,973)
Cash flows from Financing Activities:		
Advances to officers	(91,158)	(121,519)
Advances to employee	2,000	(2,000)
Repayments to officer	--	(3,205)
Net Cash Used in Financing Activities	(89,158)	(126,724)
Net increase (decrease) in Cash and Cash Equivalents	(241,525)	147,306
Cash and Cash Equivalents at beginning of year	320,632	173,326
Cash and Cash Equivalents at end of year	$ 79,107	$ 320,632

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

HPC Capital Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. The Company manages its business activities on the basis of one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. Certain items have been reclassified for the year ended June 30, 2003 to conform to current year presentation.

Use of Estimates The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash and Cash Equivalents For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale under the ordinary course of business.

Securities Owned Security positions are reported at current market or fair values, and unrealized gains or losses, resulting from the difference between the market value reflected and actual cost, are included in the Statement of Operations.

Equipment Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets of five years.

Long-Lived Assets The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

2. **Summary of Significant Accounting Policies, continued**

Concentrations The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. As of June 30, 2004, the Company had no deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2004.

During 2004 and 2003, the Company derived revenue of approximately 66% from four customers and 77% from two customers, respectively.

Revenue Recognition Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Investment banking fees paid in warrants or other forms of non-cash securities are recorded as revenue when the underlying security is exercised and valued based on current market amounts. Trading gains or losses are recognized on a trade date basis.

Advertising Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the year ended June 30, 2004 and $1,000 for 2003, respectively.

Income Taxes The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when it is more likely than not that the full value of a deferred tax asset will not be recovered.

Recent Accounting Pronouncements On March 31, 2004, the Financial Accounting Standards Board ("FASB") issued a proposed Statement, *Share-Based Payment*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally would require instead that such transactions be accounted for using a fair-value-based method.

On June 23, 2004, the FASB issued a proposed Statement, *Fair Value Measurements*. The proposed Statement seeks to establish a framework for measuring fair value that would apply broadly to financial and non-financial assets and liabilities, improving the consistency, comparability, and reliability of the measurements. The fair value framework would clarify

2. Summary of Significant Accounting Policies, continued

the fair value measurement objective and its application under other authoritative pronouncements that require fair value measurements. Thus, the proposed Statement would replace any current guidance for measuring fair value in those pronouncements.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

	2004	2003
Corporate stocks	$ --	$ 17,765

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2004 and 2003, not readily marketable securities owned at estimated fair values are as follows:

2004	2003
$ 51,840	$ --

4. Advances to Officers

At June 30, 2004 and 2003, the Company has advanced funds to officers plus accrued interest in the amount of $216,691 and $125,168, respectively. The amounts accrue interest at nominal rates and under the terms of the advances, the officers would offset the balance due against future expense reimbursements.

5. Commitments

The Company is committed under operating leases for its office space and certain office equipment. Rent expense during 2004 and 2003 was approximately $53,630 and $28,971, respectively. The agreements expire at various times through November 2007. The total

5. Commitments, continued

minimum rental payments under non-cancelable operating leases are as follows at June 30, 2004:

2005	$ 55,518
2006	53,251
2007	732

6. Income Taxes

At June 30, 2004, the Company has unused Federal net operating loss ("NOL") carryforwards of approximately $110,000 available to offset future taxable income that expire in varying amounts beginning in 2015 through 2017. Section 382 of the Internal Revenue Code contains provisions that may limit the utilization of NOL carryforwards in any given year as a result of significant changes in ownership interests that may have occurred or may occur in future periods. No income taxes have been paid to date. There was also no income tax expense for the years ended June 30, 2004 and 2003 due to the Company's ability to utilize its net operating loss carryforward.

The Company's tax expense (benefit) differs from the expected tax expense (benefit) for the years ended June 30, 2004 and 2003, (computed by applying the Federal corporate tax rate of 34% to net income (loss) before taxes), as follows:

	2004	2003
Computed expected tax expense	$ 5,159	$ 36,189
Temporary difference:		
Unrealized gains and losses	3,295	(3,295)
Change in valuation allowance	(8,454)	(32,894)
	$ --	$ --

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carryforward	$ 37,473	$ 29,019
	37,473	29,019
Less valuation allowance	(37,473)	(29,019)
Net deferred tax assets	$ --	$ --

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2004, the Company has net capital, as defined, of $63,474, which was $58,474 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.02 to 1.

8. Related Party Transactions

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

Supplemental Information

HPC Capital Management, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2004

Net Capital Computation		
Total Stockholders' Equity	$	303,708
Less deductions:		
Prepaid expenses and deposits		(9,790)
Advances to officer and accrued interest		(216,691)
Equipment, net		(5,977)
Deduction related to haircut on securities		(7,776)
Net capital		63,474
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $59,697)		5,000
Net Capital in excess of requirement	$	58,474
Aggregate Indebtedness		
Aggregate indebtedness, as included in Statement of Financial Condition:		
Accrued salaries	$	33,600
Accrued expenses		26,097
Total Aggregate Indebtedness	$	59,697
Ratio of Aggregate Indebtedness to Net Capital		1.02 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2004)

Net Capital as reported in unaudited FOCUS report, as filed	$	53,010
Audit adjustments, net		10,464
Net Capital, per above	$	63,474

HPC Capital Management, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
June 30, 2004

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under rule 15c3-3 of the Securities and Exchange Commission.

TC|XC Tripp, Chafin & Causey, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

To the Board of Directors
HPC Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of HPC Capital Management, Inc. (the "Company"), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in